December 1, 2006

Mr. James W. Bernau
President
Willamette Valley Vineyards, Inc.
8800 Enchanted Way, SE
Turner, OR 97392

      Re: **Willamette Valley Vineyards, Inc.**
              Form 10-KSB for the Fiscal Year Ended December 31, 2005
              Filed March 31, 2006
              Form 10-Q for the Quarterly Period Ended September 30, 2006
              Filed November 14, 2006
              File No. 0-21522

Dear Mr. Bernau:

We have reviewed your filings and have the following comments. We have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Description of Business

Vineyard

1.   We note that you entered into a long-term grape purchase agreement with a grower from whom you must purchase their yield at fixed contract prices through 2015. Please revise future filings to disclose the significant terms of the long-

term grape purchase agreement in the footnotes to your financial statements. Please also disclose the future minimum payments under the agreement, as applicable. In responding to our comment, please provide us with all pertinent terms of the agreement, including the quantities to be purchased, repercussions for non-performance, and any provisions that convey the right to use of the underlying property.

Notes to Financial Statements

1. Summary of Operations, Basis of Presentation and Significant Accounting Policies

Cost of Goods Sold

2.   Please tell us how you allocate administrative support, purchasing, receiving, warehousing, and other fixed overhead costs to inventory units. Please also tell us the percentage of the total cost that these various fixed costs represent.

11. Commitments and Contingencies

3.   We note that you deferred only a portion of the total gain on your December 2005 sale-leaseback transaction. Since it appears you recognized the remaining gain in income on the date of sale, please tell us and clarify your disclosures in future filings to clearly indicate why you did not defer the entire gain on sale.

Controls and Procedures

4.   We note your disclosure that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were effective to ensure that information required to be disclosed in your filing is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms. Please confirm to us, if true, and revise your disclosure in future filings to indicate that your officers concluded that your disclosure controls and procedures were also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to management, including, your principal executive and financial officers, to allow timely decisions regarding required disclosure. Refer to Exchange Act Rule 13a-15(e).

5.   We note that you designed your disclosure controls and procedures to provide "reasonable assurance" of achieving the desired control objectives. In future filings, please revise your conclusion that your disclosure controls and procedures were effective to reflect, if true, that the disclosure controls and procedures were effective at the "reasonable assurance" level. Please refer to Part II.F.4 of SEC Release No. 33-8238 for guidance. Please note your statement that a control

procedure "can provide only reasonable, not absolute, assurance that the objectives of the control procedure are met" is not sufficient in this regard.

Form 10-QSB for the Quarter Ended September 30, 2006

Notes to Unaudited Interim Financial Statements

2) Stock Based Compensation

6.   We note that you adopted SFAS No. 123(R) effective January 1, 2006. Please revise future filings to disclose the effect of the change on income before income taxes, net income, cash flow from operations, cash flow from financing activities and basic and diluted earnings per share. Please also disclose the methodology you used to transition to accounting for stock-based compensation using the fair value method. For awards modified in anticipation of adopting SFAS 123(R), please tell us and disclose the reasons for modifying the terms of the applicable awards. Refer to paragraphs 74-78 and 84 of SFAS No. 123(R) and SAB Topic 14-K.

7.   Please reconcile for us the difference between the product of the shares and weighted average exercise price of options exercised during the nine months ended September 30, 2006 and the amount you present as proceeds from stock options exercised in the cash flows from financing activities section of your statement of cash flows for the same period.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Scott Ruggiero at (202) 551-3331 or Andrew Blume at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.

Sincerely,

William Choi
Branch Chief